[redacted]

09058462

UNI...
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22821

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ACAP FINANCIAL INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

57 WEST 200 SOUTH, SUITE 202
(No. And Street)

SALT LAKE CITY	UTAH	84101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KIRK FERGUSON (801) 364-6650
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JENSEN & KEDDINGTON, P.C.
(Name -- *if individual, state last, first, middle name*)

5292 SOUTH COLLEGE DR STE 101	SALT LAKE CITY	UTAH	84123
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2009
THOMSON REUTERS

OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kirk Ferguson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACAP FINANCIAL, INC., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Notary Public

Notary Public
KIM REESE
Suite 100
Salt Lake City, UT 84101
My Commission Expires
November 22, 2010
State of Utah

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☐ (d) Statement of Changes of Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACAP FINANCIAL INC.

Financial Statements

For The Year Ended December 31, 2008

(Together With Independent Auditor's Report)

ACAP FINANCIAL INC.
TABLE OF CONTENTS

Page

Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA
Gregory B. White, CPA

INDEPENDENT AUDITOR'S REPORT

Mr. Kirk Ferguson
ACAP Financial, Inc.
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of ACAP Financial Inc. as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACAP Financial Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jensen & Keddington

February 14, 2009

Telephone (801) 262-4554
Fax (801) 265-9405

5292 So. College Dr., Suite 101
Salt Lake City, Utah 84123

ACAP FINANCIAL INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

Assets		
Cash	$	30,416
Deposit with clearing organization - net		137,443
Receivables:		
Registered sales representatives		45,888
Commissions		56,568
Securities owned at market value		202,347
Deposits		3,964
Furniture and equipment, at cost, Less accumulated depreciation of $78,588		16,467
Total Assets	$	493,093
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	22,630
Salaries and commissions payable		48,022
Trading deposits - payable to employees		9,000
Payable to shareholder		110,356
Payable to shareholder - subordinated loan		100,000
Total Liabilities		290,008
Stockholder's Equity		
Common stock, .01 par value; 100,000 shares authorized, 50,000 shares issued and outstanding		500
Additional paid-in capital		900,000
Retained earnings (deficit)		(697,415)
Total Stockholder's Equity		203,085
Total Liablities and Stockholder's Equity	$	493,093

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2008

Revenues:	
Commissions	$ 981,893
Net loss on trading accounts	(204,525)
Ticket charges	14,766
Interest income	2,776
Total Revenues	794,910
Expenses:	
Salaries	140,230
Commissions	639,356
Payroll taxes	12,239
Rent	54,553
Communications	193,497
Clearing	43,345
Professional services	33,901
Insurance	14,765
Depreciation	8,189
Regulatory fees	30,256
Travel and entertainment	5,554
Bad Debt Expense	69,369
Other	31,438
Total Expenses	1,276,692
Net Loss	$ (481,782)

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2007	$ 500	$ 639,932	$ (215,633)	$ 424,799
Net loss			(481,782)	(481,782)
Contributions		260,068		260,068
Balance, December 31, 2008	$ 500	$ 900,000	$ (697,415)	$ 203,085

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
For The Year Ended December 31, 2008

Subordinated borrowings at January 1, 2008	$ -
Increase:	
Issuance of subordinated notes	100,000
Subordinated borrowings at December 31, 2008	$ 100,000

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2008

Cash Flows From Operating Activities:		
Net loss	$	(481,782)
Adjustment to reconcile net loss to net cash from operating activities:		
Depreciation		8,189
(Increase) decrease in assets:		
Deposit with clearing organization - net		(54,007)
Receivables		37,932
Securities owned at market value		106,688
Increase (decrease) in liabilities:		
Securities sold, not yet purchased, at market value		(4,818)
Accounts payable and accrued liabilities		(16,315)
Salaries and commissions payable		23,414
Payable to shareholder		37,423
Payable to shareholder - subordinated loan		100,000
Net Cash From Operating Activities		(243,276)
Cash Flows From Investing Activity:		
Purchase of equipment		(1,615)
Net Cash from Investing Activity		(1,615)
Cash Flows From Financing Activity:		
Contributions		260,068
Net Cash from Financing Activity		260,068
Net (Decrease) in Cash		15,177
Cash, December 31, 2007		15,239
Cash, December 31, 2008	$	30,416

The accompanying notes are an integral part of these financial statements.

ACAP FINANCIAL INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company was initially incorporated under the laws of the State of Iowa. From its inception in 1978 through 1993, the Company's Articles of Incorporation were amended on a number of occasions for several name changes and for other purposes. In April 1993, the Company filed a Restated Articles of Incorporation with the Utah Division of Corporations. The Company is a securities broker and dealer dealing principally in over-the-counter securities. The Company is located in Salt Lake City, Utah and Palatine, Illinois. Security trades are made with both customers and other security brokers and dealers. Customers are located in states in which the Company is registered. Wholesale trading is conducted with other brokers and dealers throughout the United States. Revenue is derived principally from trading in securities on its own account and trading in securities for customers for which a commission is received.

Summary of Significant Accounting Policies:

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed using an accelerated method over the estimated useful lives of five to seven years.

Securities Owned

Marketable securities in the Company's trading account are recorded on a trade date basis and valued at market value. The resulting difference between actual cost and market (or fair value) is included in income. The portion of gains and losses for the year that relate to trading securities held by the Company as of December 31, 2008 is a gain of $21,777.

Revenue Recognition

Customer securities transactions are recorded on settlement date. Revenues and related commissions for transactions executed but unsettled are accrued on a trade date basis, which is the day each transaction is executed.

Receivables

Receivables are recorded on a settlement date basis except for unsettled trades of marketable securities held in the Company's trading account. Receivables arising from these trades are accounted for on a trade date basis and are included as a component of receivable from clearing organizations.

Receivables are written off when they are determined to be uncollectible. The Company has determined that all receivables are collectible, thus no allowance has been established. This determination is based on the Company's historical losses, the existing economic conditions in the securities brokers and dealers industry, and financial stability of its customers.

Income Taxes

The Company, with the consent of its stockholder, elected to be taxed as an S Corporation. In accordance with the provisions of such election, the Company's taxable income and losses are passed through to its stockholder; accordingly, no provision for income taxes has been made.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account. The Company believes it is not exposed to any significant credit risk on cash.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2008 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

New Accounting Standards

Statement of Financial Accounting Standards No. 157 – Fair Value Measurements (SFAS No. 157) was effective beginning January 1, 2008. This statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. The adoption of SFAS No. 157 did not have a material impact on the Company's financial position, or results of operations, but expanded the disclosures in the Company's financial statements. See "Note 9 – Fair Value of Financial Instruments" for disclosures pursuant to SFAS No. 157.

NOTE 2 CLEARING ORGANIZATION TRANSACTIONS

The Company's securities transactions are cleared though two broker-dealers on a fully disclosed basis. The Company does not handle or hold customer funds or securities. Financial statement amounts related to the clearing arrangement described above are netted into a single account called Deposit with Clearing Organization. Included in this account are the following:

Receivable from clearing organization for trading account profits	$ 47,295
Deposit with the clearing organization	91,375
Payable to clearing organization for Reg T extensions, transfer fees, trade cancellations, and trade corrections	(1,227)
	$ 137,443

In addition to the deposits owed from the broker-dealer, commissions receivable in the amount of $56,568 were due at December 31, 2008.

NOTE 3 OPERATING LEASE

The Company has entered into lease agreements for the leasing of office space. The Illinois office space lease extended during 2006 with lease payments until May 2009. The Utah office space lease was extended during 2004, with lease payments until April 2009. The Utah and Illinois office space lease calls for future minimum lease payments under the agreement as follows:

Year	Amount
2009	$ 45,764
2010	11,945
	$ 57,709

NOTE 4 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. At December 31, 2008, the Company had net capital of $204,905 which was $104,905 in excess of its required net capital of $100,000. The Company's net capital ratio was .92 to 1.

NOTE 5 FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2008 at market value of the related securities and could incur a loss if the market value of the securities increases subsequent to December 31, 2008.

NOTE 6 AVAILABILITY OF ANNUAL AUDIT

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the Company's annual audit report as of December 31, 2008 is available for examination at the main office of the Company in Salt Lake City, Utah and the Securities and Exchange Commission in Denver, Colorado.

NOTE 7 RELATED PARTY TRANSACTIONS

The Company has a non interest bearing subordinated demand payable to a shareholder in the amount of $100,000 as of December 31, 2008.

The Company has a non interest bearing demand payable to a shareholder in the amount of $110,356 as of December 31, 2008.

NOTE 8 CHANGE IN ACCOUNTING PRINCIPLE

During the year the Company adopted the settlement date basis of reporting for the receivables and payables resulting from customer securities transactions. Previously, the trade date basis of reporting was used for these transactions. The change was made primarily to facilitate reporting by the Company due to the implementation of a new trade execution and accounting software by the primary clearing organization used by the Company.

Beginning January 1, 2008 the Company does not recognize ticket charge income and clearing expense for trades cleared by the primary clearing organization used by the Company. The change was due to the clearing organization adjusting their per-trade fee charged to the Company to equal the per-trade ticket amount the Company charges to the customer. The clearing organization deducts this amount from proceeds due the company from settled trades. This change has no effect on net income.

NOTE 9 FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 157 defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

• Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category consists of securities owned and securities sold, not yet purchased.

• Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. The Company does not have any financial assets or liabilities utilizing Level 2 inputs as of December 31, 2008.

• Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Company does not have any financial assets or liabilities utilizing Level 3 inputs as of December 31, 2008.

The following table presents the Company's fair value hierarchy as of December 31, 2008 for assets and liabilities measured at fair value:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
Securities owned	$ 202,347	$ -	$ -
Total	$ 202,347	$ -	$ -

NOTE 10 RECLASSIFICATIONS

Certain items in the financial statements for 2007 have been reclassified to conform to the current year presentation. Such reclassification had no effect on net income.

SUPPLEMENTARY INFORMATION

ACAP FINANCIAL INC.
COMPUTATION OF NET CAPITAL
December 31, 2008

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	203,085
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		203,085
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		100,000
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition		(66,320)
Net capital before haircuts on securities positions		236,765
Haircuts on securities (computed, where applicable, pursuant to 15c-3-1(f)):		
Trading and investment securities - other securities		(28,860)
Undue Concentration		(3,000)
Net Capital	$	204,905
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	11,977
Minimum of dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		100,000
Net capital requirement (larger of the above)		100,000
Excess net capital	$	104,905
Excess net capital at 1000%	$	186,940
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total A.I. Liabilities from Statement of Financial Condition	$	179,654
Adjustment to aggregate indebtedness		-
Total aggregate indebtedness	$	179,654
Ratio of aggregate indebtedness to net capital		.92 to 1

ACAP FINANCIAL INC.
RECONCILIATION OF NET CAPITAL PER FOCUS REPORT FILED AND AUDITED FINANCIAL STATEMENTS
December 31, 2008

Net capital as reported in Company's FOCUS report, December 31, 2008	$	208,717
To convert the financial statements from Settlement Date basis to Trade Date basis of accounting relating to trading loss.		(3,812)
Net capital per audit, December 31, 2008	$	204,905

ACAP FINANCIAL INC.
EXEMPTIVE PROVISION UNDER RULE 15c3-3
December 31, 2008

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name of Clearing Firms:

Clearing firm SEC #:	8-31464
Clearing firm name:	Alpine Securities Corporation
Product Code:	Equities
Clearing firm SEC #:	8-53595
Clearing firm name:	Legent Clearing
Product Code:	Equities

Jensen & Keddington, P.C.
Certified Public Accountants

Jeffrey B. Jensen, CPA
Gary K. Keddington, CPA
Brent E. Christensen, CPA
Jeffrey B. Hill, CPA
Gregory B. White, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Mr. Kirk Ferguson
ACAP Financial Inc.
Salt Lake City, Utah

In planning and performing our audit of the financial statements of ACAP Financial Inc. (the Company) for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and Maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Telephone (801) 262-4554
Fax (801) 265-9405
5292 So. College Dr., Suite 101
Salt Lake City, Utah 84123

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jensen & Keddington

February 14, 2009

END